EXHIBIT 99.2
Vector Group Ltd.
Condensed Consolidating Financial Statements
December 31, 2022
(in thousands of dollars)

Presented herein are Condensed Consolidating Balance Sheet as of December 31, 2022 and the related Condensed Consolidating Statements of Operations for the year ended December 31, 2022 of Vector Group Ltd. (Parent/Issuer), the guarantor subsidiaries (Subsidiary Guarantors) and the subsidiaries that are not guarantors (Subsidiary Non-Guarantors).
CONDENSED CONSOLIDATING BALANCE SHEETS

	December 31, 2022
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
ASSETS:
Current assets:
Cash and cash equivalents	$213,952	$10,129	$499	$—	$224,580
Investment securities at fair value	116,436	—	—	—	116,436
Accounts receivable - trade, net	—	40,677	—	—	40,677
Intercompany receivables	2,238	—	—	(2,238)	—
Inventories	—	92,448	—	—	92,448
Income taxes receivable, net	24,025	—	13,165	(28,736)	8,454
Other current assets	997	8,773	—	—	9,770
Total current assets	357,648	152,027	13,664	(30,974)	492,365
Property, plant and equipment, net	395	29,589	9,596	—	39,580
Long-term investment securities	44,959	—	—	—	44,959
Investments in real estate ventures	—	—	121,117	—	121,117
Operating lease right-of-use assets	3,287	4,455	—	—	7,742
Investments in consolidated subsidiaries	265,884	—	—	(265,884)	—
Intangible assets	—	107,511	—	—	107,511
Other assets	13,265	79,050	3,002	—	95,317
Total assets	$685,438	$372,632	$147,379	$(296,858)	$908,591
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:
Current liabilities:
Current portion of notes payable and long-term debt	$—	$22,065	$—	$—	$22,065
Intercompany payables	—	198	2,040	(2,238)	—
Income taxes payable, net	—	28,736	—	(28,736)	—
Current payments due under the Master Settlement Agreement	—	14,838	—	—	14,838
Current operating lease liability	1,648	1,903	—	—	3,551
Other current liabilities	38,667	95,844	659	—	135,170
Total current liabilities	40,315	163,584	2,699	(30,974)	175,624
Notes payable, long-term debt and other obligations, less current portion	1,390,253	8	—	—	1,390,261
Non-current employee benefits	57,119	6,097	—	—	63,216
Deferred income taxes, net	(139)	25,523	25,650	—	51,034
Non-current operating lease liability	2,501	2,968	—	—	5,469
Other liabilities, including litigation accruals and payments due under the Master Settlement Agreement	3,266	27,235	363	—	30,864
Total liabilities	1,493,315	225,415	28,712	(30,974)	1,716,468
Commitments and contingencies
Total stockholders' (deficiency) equity	(807,877)	147,217	118,667	(265,884)	(807,877)
Total liabilities and stockholders' deficiency	$685,438	$372,632	$147,379	$(296,858)	$908,591

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

		Year Ended December 31, 2022
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
Revenues	$—	$1,425,125	$16,915	$(1,031)	$1,441,009
Expenses:
Cost of sales	—	991,331	7,327	—	998,658
Operating, selling, administrative and general expenses	29,257	73,018	1,858	(1,031)	103,102
Litigation settlement and judgment expense	—	239	—	—	239
Management fee expense	—	13,501	—	(13,501)	—
Operating (loss) income	(29,257)	347,036	7,730	13,501	339,010
Other income (expenses):
Interest expense	(108,101)	(2,564)	—	—	(110,665)
Gain on extinguishment of debt	412	—	—	—	412
Equity in losses from real estate ventures	—	—	(5,946)	—	(5,946)
Equity in losses from investments	(4,995)	—	—	—	(4,995)
Equity in earnings in consolidated subsidiaries	266,480	—	—	(266,480)	—
Management fee income	13,501	—	—	(13,501)	—
Other, net	(5,247)	8,107	2,532	(2,646)	2,746
Income before provision for income taxes	132,793	352,579	4,316	(269,126)	220,562
Income tax benefit (expense)	25,908	(85,208)	(2,561)	—	(61,861)
Net income	$158,701	$267,371	$1,755	$(269,126)	$158,701
Comprehensive income	$158,351	$262,411	$1,755	$(264,166)	$158,351